UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU INFORMS NOTICE OF MATERIAL FACT

(Santiago de Chile, June 21st, 2013) – Pursuant to Article 9 and Section 2 of Article 10 of Law No. 18,045 (the “Chilean Securities Act”), Section 2.2 of General Rule No. 30 of the Superintendence of Securities and Insurance (“SVS”) and Section II(1)(a) of Circular 1375 of the SVS, Compañía Cervecerías Unidas S.A. (“CCU” or the “Company”) gives notice of the following material fact, regarding the capital increase approved by the 46th Extraordinary Shareholders’ Meeting of CCU, held on June 18, 2013:

At an ordinary meeting of the Board of Directors, held on June 18, 2013, it was agreed to proceed with the issuance of 51,000,000 shares and to apply for their registration with the SVS. On the same date, the Board of Directors authorized the Company’s management to analyze and evaluate the placement of these shares abroad through the registry of the rights and options that apply to the American Depositary Receipts (ADRs) that CCU currently has registered on the New York Stock Exchange in the United States of America. On this date, the Company’s management has selected the banks that will serve as international placement agents in this transaction. The Company has also retained legal counsel in the United States of America. Additionally, for the placement of shares in the Chilean market, the Company has contracted local placement agents and selected legal counsel in Chile.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL THE SHARES HEREIN DESCRIBED IN CHILE OR THE UNITED STATES OF AMERICA OR IN ANY JURISDICTION WHERE SUCH AN OFFER IS PROHIBITED. SUCH SHARES CANNOT BE OFFERED OR SOLD IN CHILE OR THE UNITED STATES OF AMERICA UNLESS THEY ARE REGISTERED, RESPECTIVELY, WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR QUALIFY FOR A REGISTRATION EXEMPTION PURSUANT TO THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

CCU is a diversified beverage company operating principally in Chile, Argentina and Uruguay. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the HOD, rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: June 21, 2013